AFFILIATED COMPUTER SERVICES, INC.
2828 N. HASKELL
DALLAS, TX 75204
(214) 841-6111
March 27, 2008
Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

RE:	Affiliated Computer Services, Inc. Form 10-K for the Fiscal Year Ended June 30, 2007 Filed August 29, 2007 Form 10-K/A for the Fiscal Year Ended June 30, 2007 Filed October 19, 2007 File No. 001-12665
Dear Ms. Jacobs:
This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated March 17, 2008 with respect to the above referenced filings. Our responses are numbered to correspond to the Staff’s comment letter, with each Staff comment set forth below in italics and our response thereto immediately thereafter.
Form 10-K for the Fiscal Year Ended June 30, 2007
Certifications, Exhibits 31.1 and 31.2
1.	Certifications submitted pursuant to Item 601(b)(31) of Regulation S-K must follow the exact language of the regulation. In future filings please ensure that the title of the certifying officer is eliminated from the opening line of each certification.
Response:
As requested, our future filings of certifications submitted pursuant to Item 601(b)(31) of Regulation S-K will eliminate the title of the certifying officer from the opening line of each certification.
Form 10-K for the Fiscal Year Ended June 30, 2007
Executive Compensation
Certain Relationship and Related Transactions, page 35
2.	We note your response to comment number three. Please revise your disclosure to distinguish between procedures undertaken by you and your board of directors in discharging your disclosure obligations from those undertaken in connection with your corporate governance and ethical obligations.
Response:
As requested, we will revise our disclosure to distinguish between procedures undertaken by the Company and our board of directors in discharging our disclosure obligations from those undertaken in connection with our corporate governance and ethical obligations. The following discussion will be added to future Proxy Statements (and 10-K filings, when appropriate):
The Board has not adopted any formal written policy regarding the review, approval or ratification of related party transactions. As a matter of practice, the Board is typically made aware of the Company’s business transactions with related parties. The Board is also made aware of employment and reporting relationships with related parties at the senior and executive vice president levels. The Company believes the processes in effect are sufficient to determine the fairness of the terms of transactions with related parties.
In addition, on an annual basis we request that our 5% shareholders, directors, and executive officers identify and provide information regarding any transaction (with a value in excess of $120,000) in which the Company is or will be a participant in which any related person has or will have a direct or indirect material interest. In addition, our directors and executive officers review and approve annually our disclosures in the section of our Proxy Statement entitled “Certain Transactions and Related Parties.”
If you have any questions or concerns, please feel free to contact me at (214) 841-6169. Thank you for your consideration of this matter.
Sincerely,

Kevin Kyser
Executive Vice President and
     Chief Financial Officer

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